April 14th, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.    20549




        RE:   Withdrawl of Form SB2/A
              Gameweaver.com, Inc. (Previously Bingogold.com, Inc.) File Number: 333-95399

Ladies and Gentlemen:

       This firm is legal counsel for Gameweaver.com (previously known as Bingogold.com) On behalf of Gameweaver.com, Inc. we hereby request that the subject registration statementfiled on the EDGAR System under file number 333-95399 be withdrawn. The Company wishes to proceed in this manner due to a substantial change in their business plan. The merger described in the SB/2A has been rescinded. No securities were offered or sold under this registration statement.

Thank you for your assistance. If you have any questions concerning this matter, please do not hesitate to contact me.

                               Very Truly yours,


                               Shawn F. Hackman, Esq.